FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2019

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA BY R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 03 September 2019

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 03 September 2019
Passing away of Independent Non-Executive Director

Exhibit 99

PASSING AWAY OF INDEPENDENT NON-EXECUTIVE DIRECTOR

Statement from Unilever Chairman Marijn Dekkers, on behalf of the Board of Directors

"With great sadness, we have been informed that our fellow Board member Mary Ma passed away unexpectedly on 31 August 2019.

Mary joined Unilever in 2013 and served as a Non-Executive Director. She contributed strongly to the Board, serving as a member of the Audit Committee and more recently, the Compensation Committee.

We will remember Mary as a wonderful friend and will miss her warmth of character and kindness of spirit. She was a highly capable and committed director who put her expertise and distinguished experience at the service of Unilever for many years.

We send our deepest sympathies to Mary's family, who are in all of our thoughts at this very sad time."

3 September 2019